Exhibit 99.1

SAFE-T Announces Acquisition of Chi Cooked LLC

Accretive Acquisition of the Cloud-Based Global IP Proxy Services Provider Strengthens
Position as One-Stop Shop for Proxy-Related Business Solutions

HERZLIYA, Israel - December 9, 2020 - Safe-T® Group Ltd. (Nasdaq, TASE: SFET), a provider of secure access solutions for on-premise and hybrid cloud environments, today announced that its wholly owned subsidiary, Safe-T USA Inc., acquired the entire equity interest in Chi Cooked LLC (“Chi Cooked”), a profitable U.S.-based company specializing in cloud-based global IP proxy services. The transaction is expected to be immediately accretive and will be funded with internal cash resources.

Chi Cooked principally operates in the field of internet data center infrastructure and IP proxy services, serving thousands of monthly paying customers. According to unaudited financial data provided to Safe-T, Chi Cooked’s revenues, on a cash basis for the ten-month period ended October 31, 2020, were approximately $1.1 million. Chi Cooked has been profitable since its inception in 2017.

The acquisition is part of Safe-T’s strategy to become a “one-stop shop” for all proxy-related business requirements. The acquisition will complement Safe-T’s wholly-owned subsidiary, NetNut - an existing Data Center proxy network - allowing customers to choose the best fit for their needs, as well as diversify Safe-T’s revenue source generated from the combined proxy businesses.

The initial consideration paid on the closing of the transaction, for the sale and purchase of 100% of the equity interest in Chi Cooked, was $1.1 million in cash, subject to customary post-closing adjustments. The consideration may be increased by an additional earn-out payment which is expected to be paid in April 2022, calculated as the excess of Chi Cooked’s 2021 revenues over $1 million, subject to an operating margin of at least 37.5%. Safe-T may decide, at its sole discretion, to pay up to 25% of the earn-out consideration in stock. Chi Cooked’s sole shareholder and founder will continue to lead Chi Cooked’s operations as its Chief Executive Officer.

Shachar Daniel, Safe-T’s Chief Executive Officer, commented: “Chi Cooked is an example of the type of strategic, accretive acquisitions we will continue to pursue – leveraging our expertise and infrastructure to achieve profit growth through our secure access solutions. This transaction provides financial and operational benefits to Safe-T and is a natural fit that is highly complementary to our existing services. We expect our core businesses to continue growing organically, as well as through acquisitions that allow us to expand both our suite of services and customer base, which ultimately, should drive long-term value for our shareholders.”

Barak Avitbul, NetNut’s Chief Executive Officer, added: “Chi Cooked is a market leader with best-in-class IP proxy services which we believe can significantly expand our global proxy network, allowing customers to collect data anonymously and infinitely from any public online sources. This acquisition will be added to NetNut’s existing Residential and Data Center proxy network and strengthens our overall offering and position as a one-stop-shop provider of secure access solutions. By acquiring this growing and profitable company, we continue to increase the benefits for our current and future customers.”

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling, and simple integration with our services.

With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services, and networks against internal and external threats.

Safe-T’s SDP solution on AWS Marketplace is available here

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the benefit of using the purchased company’s service and the ability to continue growing organically as well as executing its acquisition strategy; the contribution of the purchase to Safe-T’s offering and diversity of revenues; that the acquisition is expected to increase Safe-T’s revenues and may contribute to shareholder value growth; that the consideration may include an additional earn-out payment and that such payment may be made by issuing ADSs. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

Investor Relations Contacts:

Gary Guyton

MZ Group - MZ North America

469-778-7844

SFET@mzgroup.us

www.mzgroup.us

Michal Efraty
+972-(0)52-3044404
michal@efraty.com